UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.     )*

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A101

(CUSIP Number)

July 13, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Value Opportunities Fund Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8% (1)

12	Type of Reporting Person PN

(1) Based upon an aggregate of 62,560,436 shares of common stock outstanding as of May 10, 2011, as reported by the Issuer on Form 10-Q filed on May 10, 2011.

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Value Opportunities Fund GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Value Opportunities Fund GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person PN

* Solely in its capacity as the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings I, LLC

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Capital Group Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC

SCHEDULE 13G

CUSIP No. Y2187A101

1	Name of Reporting Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,900,000*

	6	Shared Voting Power

	7	Sole Dispositive Power 4,900,000*

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.8%

12	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

Item 1.
(a)	Name of Issuer: Eagle Bulk Shipping Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 477 Madison Avenue New York, NY 10022

Item 2.

(a)-(c)   Name of Persons Filing; Address of Principal Business Office; and Citizenship:

This Schedule 13G is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”);

(2) Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOF GP”), acting in its capacity as the general partner of VOF Holdings;

(3) Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), acting in its capacity as the general partner of VOF GP;

(4) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), acting in its capacity as the sole and controlling shareholder of VOF GP Ltd.;

(5) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), acting in its capacity as the sole general partner of GP I;

(6) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), acting in its capacity as the sole general partner of Capital I;

(7) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), acting in its capacity as the managing member of Holdings I;

(8)  Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), acting in its capacity as the managing member of Holdings;

(9)  Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), acting in its capacity as holder of the majority of voting units of OCG; and

(10)  Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), acting in its capacity as the sole general partner of OCGH.

The principal business address of each of the Reporting Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)
(e)	CUSIP Number: Y2187A101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940, as amended;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940, as amended;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)-(c)   Amount beneficially owned; Percent of class; Sole or Shared power to vote or direct the vote:

The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

VOF Holdings directly holds 4,900,000 shares of the Issuer’s Common Stock constituting 7.8% of the total issued and outstanding shares of the Issuer’s Common Stock and has the sole power to vote and dispose of such shares.  VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by VOF Holdings.   VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors of VOF GP Ltd.  As such, GP I controls the decisions of VOF GP Ltd. regarding the vote and disposition of the securities held by each of VOF Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of 4,900,000 shares of the Issuer’s Common Stock held by the Oaktree Funds in the aggregate or 7.8% of the total issued and outstanding shares of the Issuer’s Common Stock.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of all securities held by VOF Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of all securities held by VOF Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of all securities held by VOF Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of all securities held by VOF Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of all securities held by VOF Holdings; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

OCGH GP, in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of all securities held by VOF Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by VOF Holdings.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All ownership percentages of the securities reported in this Statement are based upon 62,560,436 shares of Common Stock outstanding as of May 10, 2011, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q on May 10, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The information contained in Item 4 of this Schedule 13G is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 21, 2011

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.
its General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd.
its General Partner

	By:	Oaktree Capital Management, L.P.
its Director

	By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

	By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

	By:	Oaktree Value Opportunities Fund GP Ltd.
its General Partner

	By:	Oaktree Capital Management, L.P.
its Director

	By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

	By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
its Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Mahesh Balakrishnan
Name: Mahesh Balakrishnan
Title: Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC,
its General Partner

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC,
its Managing Member

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC,
its General Partner

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President